Mail Stop 3561

February 13, 2009

Joseph H. Pyne
President and Chief Executive Officer
Kirby Corporation
55 Waugh Drive Suite 1000
Houston, TX 77007

Re: **Kirby Corporation**
Form 10-K
Filed February 27, 2008
Schedule 14A filed March 7, 2008
File No. 001-07615

Dear Mr. Pyne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director